UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42482

DECENT HOLDING INC.

4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue,
Laishan District, Yantai, Shandong Province
People’s Republic of China 264003

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

Decent Holding Inc. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) on July 14, 2026, at 11:00 a.m., Beijing Time (July 13, 2026, at 11:00 p.m. Eastern Time), at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003.

As of the close of business on June 5, 2026, the record date for the Meeting (the “Record Date”), there were 1,615,128 Class A ordinary shares of the Company (the “Class A Ordinary Shares”), each entitled to one vote, and 200,000 Class B ordinary shares of the Company (the “Class B Ordinary Shares”), each entitled to twenty votes, issued and outstanding, representing an aggregate of 5,615,128 votes entitled to be cast at the Meeting.

Holders of 417,845.89 Class A Ordinary Shares and 200,000 Class B Ordinary Shares, representing an aggregate of 4,417,845.89 votes, or approximately 78.7% of all votes attaching to all shares of the Company in issue and entitled to vote at the Meeting as of the Record Date, were present in person or represented by proxy at the Meeting, constituting a quorum in accordance with the Company’s currently effective memorandum and articles of association.

Each of the proposals submitted for a vote at the Meeting, as described in the Company’s proxy statement for the Meeting furnished to the U.S. Securities and Exchange Commission on Form 6-K on June 22, 2026 (the “Proxy Statement”), was approved by the shareholders. The final voting results were as follows:

No.	Proposal	For	Against	Abstain
1	By an ordinary resolution, to approve an increase of the authorised share capital of the Company from US$50,000 divided into 19,800,000 Class A Ordinary Shares of a par value of US$0.0025 each (the “Class A Ordinary Shares”) and 200,000 Class B Ordinary Shares of a par value of US$0.0025 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”), to US$2,500,000 divided into 900,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each, by the creation of an additional 880,200,000 Class A Ordinary Shares and an additional 99,800,000 Class B Ordinary Shares, each of a par value of US$0.0025 each (the “Share Capital Change”); and to authorize any one or more directors or officers of the Company, in its sole and absolute discretion, to take all actions and execute all documents as it considers necessary or desirable to give effect to the Share Capital Change, including instructing the Company’s registered office provider or transfer agent to complete the necessary corporate records and filings to reflect the Share Capital Change
	(Ordinary Resolution)	4,410,183.81	7,483.08	179.00
2	By an ordinary resolution, to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than 1-for-10 and not more than 1-for-250, with the exact ratio and effective time of each to be determined by the board of directors of the Company (the “Board”) in its sole discretion at any time prior to the one-year anniversary of the Meeting, together with authority to settle fractional entitlements and to take all actions and make all filings necessary or desirable to give effect to and implement such share consolidations (the “Share Consolidation”)
	(Ordinary Resolution)	4,411,770.81	6,073.08	2.00
3	By a special resolution, subject to and conditional upon the passing of Proposal One, to amend and restate the currently effective Third Amended and Restated Memorandum and Articles of Association of the Company (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with a Fourth Amended and Restated Memorandum and Articles of Association (the “Fourth A&R M&A”), being in the form of the Existing M&A, with amendments to the authorised share capital description to reflect the Share Capital Change, and to authorize the related filings with the Registrar of Companies in the Cayman Islands and all further actions to carry out the intent of these resolutions (the “Adoption of the Fourth A&R M&A”)
	(Special Resolution)	4,410,601.97	7,096.92	147.00
4	By a special resolution, subject to and conditional upon the passing of Proposal Two, to approve the adoption of an amended and restated memorandum and articles of association upon the effectiveness of each Share Consolidation, solely to reflect such Share Consolidation, in substitution for the memorandum and articles of association in effect immediately prior to such Share Consolidation (the “Adoption of New M&A upon Each Share Consolidation”) (Special Resolution)	4,411,542.97	6,047.52	255.40
5	By an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above (the “Adjournment Proposal”) (Ordinary Resolution)	4,411,926.13	5,482.36	437.40

Because Proposals 1, 2, 3 and 4 were approved, adjournment of the Meeting pursuant to the Adjournment Proposal was not necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Decent Holding Inc.

Date: July 14, 2026	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

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